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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HEMACARE CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
423498104
(CUSIP Number)
Tamara R. Wagman
124 E. 4th Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 4, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Boston Avenue Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		553,025

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		553,025

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

553,025

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS Yorktown Avenue Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		553,025

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		553,025

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

553,025

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS Stephen J. Heyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		553,025

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		553,025

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

553,025

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14	TYPE OF REPORTING PERSON

IN

1	NAMES OF REPORTING PERSONS James F. Adelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		553,025

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		553,025

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

553,025

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock (the “Common Stock”) of HemaCare Corporation, a California corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 15350 Sherman Way, Suite 350, Van Nuys, CA 91406.
Item 2. Identity and Background
This Schedule 13D is jointly filed by Boston Avenue Capital LLC (“Boston”), Yorktown Avenue Capital, LLC (“Yorktown”), Stephen J. Heyman (“Heyman”), and James F. Adelson (“Adelson”) (the “Reporting Persons”). Heyman and Adelson are the managers of both Boston and Yorktown.
The principal business address of the Reporting Persons is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.
The principal business of Boston and Yorktown is business investment. The principal occupation of Heyman and Adelson is independent oil and gas production, with Nadel and Gussman, LLC, 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Boston and Yorktown are organized under the laws of the State of Oklahoma. Heyman and Adelson are U.S. citizens.
Item 3. Source and Amount of Funds or Other Consideration
As of February 13, 2009, Boston and Yorktown had invested $200,364 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Boston and Yorktown.
Item 4. Purpose of Transaction
The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a) and (b) According to the Issuer’s most recent Form 10Q filed November 14, 2008, there were 9,886,954 shares of Common Stock issued and outstanding as of November 7, 2008. Based on such information, after taking into account the transactions described in Item 5(c) below, Boston directly owns 536,079 shares of Common Stock (approximately 5.4%) and Yorktown directly owns 16,946 shares of Common Stock (approximately 0.2%) of the Issuer. Heyman and Adelson, as managers of Boston and Yorktown, may also be deemed to beneficially own the 553,025 shares of Common Stock (approximately 5.6%) of the Issuer held by Boston and Yorktown.
As the managers of Boston and Yorktown, Heyman and Adelson are in possession of sole voting and investment power for each, and for the Common Stock held by Boston and Yorktown.
Although Heyman and Adelson are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that either of them is, for any purpose, the beneficial owner of the Common Stock held by Boston and Yorktown. Similarly, Boston and Yorktown disclaim beneficial ownership of the shares held directly by the other.
(c) During the last 60 days, Boston purchased the following shares of Common Stock in the open market (Yorktown purchased no shares of Common Stock in the open market during the last 60 days):

Entity	Trade Date	Quantity	Price Per Share
Boston	2/2/2009	6,900	$0.30
	2/3/2009	25,000	$0.30
	2/4/2009	45,000	$0.30
	2/5/2009	12,800	$0.30
	2/13/2009	15,000	$0.30
(d) and (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit A Joint Filing Undertaking.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 17, 2009.

Boston Avenue Capital LLC
By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager
Yorktown Avenue Capital, LLC
By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager

/s/ Stephen J. Heyman
Stephen J. Heyman

/s/ James F. Adelson
James F. Adelson

Exhibit A
JOINT FILING UNDERTAKING
The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.
Dated: February 17, 2009.

Boston Avenue Capital LLC
By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager
Yorktown Avenue Capital, LLC
By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager

/s/ Stephen J. Heyman
Stephen J. Heyman

/s/ James F. Adelson
James F. Adelson